EXHIBIT 99.2

Media Release

May 21, 2020

TELUS launches debt offering

Vancouver, B.C. – TELUS announced today that it has commenced an offering of senior unsecured notes. The notes are offered through a syndicate of agents led by RBC Capital Markets, BMO Capital Markets, Scotiabank and TD Securities Inc.

The net proceeds of this offering will be used for the redemption of all or a portion of the C$400 million principal amount outstanding on the Company’s 3.60% Series CM Notes due January 26, 2021 (the “Series CM Notes”) and all or a portion of the C$500 million principal amount outstanding on the Company’s 3.20% Series CO Notes due April 5, 2021 (the “Series CO Notes”) and for general corporate purposes. TELUS would only become obligated to complete a redemption of the Series CM Notes and the Series CO Notes if and when it gives notices of redemption in accordance with the governing trust indenture.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus, and the prospectus supplement relating to the offering of the notes when filed with securities regulatory authorities in Canada, may be obtained from the Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420). Copies of these documents are, or when filed, will be available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com.

Forward-Looking Statements
This news release contains statements about future events, including the anticipated terms thereof (including pricing) and closing of the offering, and the intended use of the net proceeds of the offering, including the proposed redemption of the Series CM Notes and the Series CO Notes, that are forward-looking. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of any anticipated offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2019 annual management’s discussion and analysis and our Q1 2020 management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS
TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.8 billion in annual revenue and 15.3 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada's largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

For more information about TELUS, please visit telus.com.

For more information, please contact:

TELUS Investor Relations
Ian McMillan
604-695-4539
ir@telus.com

TELUS Media Relations
Francois Gaboury
438-862-5136
francois.gaboury@telus.com